# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCT Semiconductor Holding, Inc., CIK 0001851961
CUSIP: 36170N107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2290 North 1st Street, Suite 201, San Jose, California (CA), 95131
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-022848
Filed by CIK 0001891676

## Reporting persons
- Concord Sponsor Group III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 632,586; shared voting power 0; sole dispositive power 632,586; shared dispositive power 0; aggregate amount beneficially owned 632,586 (1.31% of the class)
  Comment: Concord Sponsor Group III LLC (the "Sponsor") holds 632,586 shares of Common Stock. The securities described above are held directly by the Sponsor. The Sponsor is governed by a board of managers consisting of three managers, Bob Diamond, David Schamis and Timothy Kacani. Any action by the Sponsor with respect to the issuer or the issuer's securities held by the Sponsor, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called "rule of three", because voting and dispositive decisions are made by a majority of the managers, none of the managers is deemed to be a beneficial owner of issuer's securities held by the Sponsor, even those in which such manager holds a pecuniary interest. Accordingly, none of the managers on Sponsor's board of managers is deemed to have or share beneficial ownership of the founder shares held by the Sponsor. The aggregate percentage of Common Stock beneficially owned by the Reporting Person is calculated based upon 48,246,480 shares of Common Stock outstanding as of March 20, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2025.

## Item 1. Issuer
Name of issuer: GCT Semiconductor Holding, Inc.
Address of issuer's principal executive offices: 2290 North 1st Street, Suite 201, San Jose, CA, 95131

## Item 2. Person Filing
Name of person filing: Concord Sponsor Group III LLC
Address of principal business office or, if none, residence: 477 Madison Avenue, 22nd Floor, New York, NY, 10022
Citizenship: Concord Sponsor Group III LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 632,586
Percent of class: 1.31%
Sole power to vote or to direct the vote: 632,586
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 632,586
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Concord Sponsor Group III LLC: /s/ Jason T. Simon, Attorney-in-Fact (03/28/2025)
Comment: The Powers of Attorney given by Concord Sponsor Group III LLC was previously filed as exhibits 24.1 to the Form 3 filed by Concord Sponsor Group III LLC with the SEC on November 3, 2021 and is herein incorporated by reference.